Mexico, Federal District, December 23, 2004

Dear Shareholders:

     The Board of Directors of Grupo TMM, S.A. (“Grupo TMM” or the “Company,” “we” or “us”) has called a General Ordinary Shareholders’ Meeting of the Company (the “Meeting”) in order to seek the approval of its shareholders (the “Shareholders”) for the proposed acquisition (the “Proposed Transaction”) by Kansas City Southern, a Delaware corporation (“KCS”), of the approximately 51% voting interest in Grupo Transportación Ferroviaria Mexicana, S.A. de C.V. (“Grupo TFM”) owned by TMM Multimodal, S.A. de C.V. (“MM”), a subsidiary of Grupo TMM, S.A. The transaction represents a renegotiation of the transaction provided for in the Acquisition Agreement, dated as of April 20, 2003 (the “Original Acquisition Agreement”), among the Company, TMM Holdings, S.A. de C.V. (“TMMH”), MM, KCS and certain subsidiaries of KCS. The Original Acquisition Agreement was approved by the Board of Directors of the Company (the “TMM Board”) but was not approved by the stockholders of the Company and has been the subject of litigation and arbitration between the parties. The amended transaction terms would, effective upon the closing of the Proposed Transaction, include a settlement and release of all outstanding claims and actions based on the Original Acquisition Agreement and related documents as well as certain other disputes that have arisen between KCS and Grupo TMM.

     The Proposed Transaction cannot be completed without the approval of the Shareholders. This Information Statement (“Information Statement”) provides you with information about the Meeting and its agenda, information regarding certain events that have occurred since the date on which the Amended Acquisition Agreement was executed, and such other information relating to the Proposed Transaction that we deem relevant. We encourage you to carefully read this entire document before voting. Your interest in Grupo TMM is appreciated.

Sincerely,

Ing. José F. Serrano
President of the Board of Directors

     This Information Statement and all the documents referred to herein that relate to the matters to be voted on at the Meeting are available to the Shareholders at the offices of the Company located at Avenida de la Cúspide No. 4755, Colonia Parques del Pedregal, Delegación Tlalpan,C.P. 14010, México, Distrito Federal. This Information Statement will also be available at our website (www.grupotmm.com), at the website of the Securities and Exchange Commission (www.sec.gov), and at the website of the Bolsa Mexicana de Valores, S.A. de C.V. (www.bmv.com.mx).

     The shares of the capital stock of the Company are registered in the Securities Section of the National Securities Registry, and are listed and traded at the Bolsa Mexicana de Valores, S.A. de C.V., and as American Depositary Shares (ADR’s) on the New York Stock Exchange in the United States. THE REGISTRATION IN THE NATIONAL SECURITIES REGISTRY DOES NOT CONSTITUTE, NOR DOES IT IMPLY, ANY

CERTIFICATION OF THE SECURITIES OR A REPRESENTATION THAT THE ISSUER IS SOLVENT.

i

Annex

Letter from the General Director, Finance and Treasury Director and Administrative And Planning Director

ii

Un-Audited Pro-forma Financial Statements of the Company

EXECUTIVE SUMMARY

The principal operative contracts supporting the Proposed Transaction were executed by the parties thereto on December 15, 2004. They include:

(i)	The Amended Acquisition Agreement entered into by and among the Company, MM, TMMH (collectively with the Company and MM, the “Sellers”), KCS, Caymex Transportation, Inc., KCS Finance, Inc., KCS Sub, Inc. (“KCS Sub”), and KARA Sub, Inc. (the “Amended Acquisition Agreement”);

(ii)	The Stockholders’ Agreement entered into by and among KCS, the Company and certain of the Company’s subsidiaries and affiliates (the “Stockholder Agreement”);

(iii)	A Voting Agreement entered into by and among KCS, Sr. Jose Serrano, Sr. Ramon Serrano and Sra. Teresa Serrano (the “Voting Agreement”);

(iv)	A Registration Rights Agreement entered into by and among KCS, the Company and certain of the Company’s subsidiaries and affiliates (the “Registration Rights Agreement”);

(v)	A Consulting Agreement entered into by and between KCS and Jose F. Serrano International Business, S.A. de C.V. (the “Consulting Agreement”);

(vi)	A Marketing and Services Agreement entered into by and among the Company, KCS and TFM (the “Marketing Agreement”);

(vii)	A Transportation Agreement entered into by and between TMM Logistics, S.A. de C.V. (“TMM Logistics”) and TFM, S.A. de C.V. (“TFM”), (Containers) (the “Container Agreement”); and

(viii)	A Transportation Agreement entered into by and between TMM Logistics and TFM (RoadRailers) (the “RoadRailers Agreement;” and collectively with the Container Agreement, the “Transportation Agreements”).

The terms and conditions of these contracts are summarized in the section entitled “The Proposed Transaction.”

INCORPORATION OF CERTAIN INFORMATION

     We incorporate by reference into this Information Statement certain information that the Company and its most significant subsidiaries — Grupo TFM and TFM — have filed with or submitted to the Bolsa Mexicana de Valores, S.A. de C.V. (the “Mexican Stock Exchange”) and the Securities and Exchange Commission (“SEC”) of the United States of America (the “United States”). The information that we file with or submit to the Mexican Stock Exchange and the SEC between the date of this Information Statement and the date of the Meeting will be incorporated by reference into this Information Statement for all purposes in connection with the matters to be submitted for consideration at the Meeting, and will, to the extent applicable, automatically update and supersede the information contained or incorporated by reference in this Information Statement.

     The following documents filed with or submitted to the Mexican Stock Exchange or the SEC, as applicable, are incorporated into this Information Statement by reference:

1	Our Information Statement regarding the merger of Transportación Marítima Mexicana, S.A. de C.V., as merging entity, into Grupo Servia, S.A. de C.V., as surviving entity, dated December 27, 2001.

2	Our Quarterly Reports filed with the Mexican Stock Exchange in 2004: (i) fourth quarter of 2003, (ii) first quarter of 2004, (iii) second quarter of 2004, and (iv) third quarter of 2004, published on February 26, 2004, April 29, 2004, July 28, 2004 and October 28, 2004, respectively.

3	Our Annual Report for the year ended on December 31, 2003, filed with the Mexican Stock Exchange on June 30, 2004.

4	Our press releases regarding relevant events submitted to the Mexican Stock Exchange, dated January 12 and 20, February 2, March 11 and 22, April 6, 16 and 30, May 10, June 23, July 2, 19, 20, 23 and 30, August 6 and 16, September 16, and October 6, 7, 14 and 28, November 29 and 30, and December 15, all in 2004.

5	Our Annual Report on Form 20-F submitted to the SEC for the year ended on December 31, 2003, submitted on June 30, 2004.

6	The Annual Report of Grupo TFM and TFM on Form 20-F for the year ended December 31, 2003, submitted on June 30, 2004.

7	Our Current Reports on Form 6-K submitted to the SEC on January 14, 21 and 23, February 4, March 12 and 21, April 7, 16 and 30, May 10, June 23, July 2, 19, 20, 23, 29 and 30, August 6 and 16, September 16, October 7, 8, 15 and 29, November 29 and 30, and December 15, all in 2004.

8	Our Exchange Offering Prospectus; F-4 dated January 27, F-4 Amendment dated March 17, F-4 Amendment dated May 27, F-4 Amendment dated June 21, Form 424B3 dated June 25, July 23 and July 30, F-1 dated August 20, F-1 Amendment dated September 10, F-1 Amendment dated September 16 and F-1 Post Amendment dated October 29, all in 2004.

     Any statement contained in a document incorporated or deemed to be incorporated into this

Information Statement by reference shall be deemed to be modified or superseded for purposes of this Information Statement to the extent that a statement contained in this Information Statement or in any subsequently filed document which is incorporated by reference modifies or supersedes such statement.

     Upon your written or oral request, we will provide you with a copy of any of the documents incorporated by reference into this Information Statement without charge. You may submit such a request by writing or calling us at our principal executive offices as follows:

Grupo TMM, S.A.
Avenida de la Cúspide No. 4755
Colonia Parques del Pedregal
Delegación Tlalpan
14010 Mexico, D.F.
Attention: Investor Relations
Telephone: (011-5255) 5629-8866 ext. 3421
brad.skinner@tmm.com.mx
monica.azar@tmm.com.mx

THE SHAREHOLDERS’ MEETING

     When and where will the Shareholders’ Meeting be conducted?

     The Meeting will be held on January 11, 2005, at 6 PM, local time, at the offices of Grupo TMM located at Avenida de la Cúspide No. 4755, Colonia Parques del Pedregal, Delegación Tlalpan, 14010 Mexico City, Mexico.

     What matters will be voted upon at the Meeting?

     At the Meeting, we will seek Shareholder approval of, among other matters, the Amended Acquisition Agreement as well as the other agreements contemplated by the Amended Acquisition Agreement (collectively with the Amended Acquisition Agreement, the “Transaction Documents”). In accordance with Mexican law, we are submitting the Amended Acquisition Agreement to our shareholders for approval at a meeting to be held on January 11, 2005. Shareholder approval is, however, irrevocably assured as a result of the fact that certain stockholders of Grupo TMM representing, in the aggregate, sufficient shares to approve the Amended Acquisition Agreement have entered into a voting trust arrangement under which they have irrevocably committed to vote their shares for the approval of the Amended Acquisition Agreement. See “Voting Agreement” below.

Prior to voting, please carefully review the description of the Proposed Transaction, the Amended Acquisition Agreement and other ancillary agreements, as well as the section entitled “Relevant Events.”

     What does the TMM Board recommend?

     The TMM Board, in its meeting held on November 30, 2004 approved the Transaction Documents (including the Amended Acquisition Agreement) and the completion of the transactions contemplated thereby, subject to the approval of the General Ordinary Shareholders’ Meeting of Grupo TMM. The TMM Board recommends that the Shareholders approve the Transaction Documents as well as the consummation of the Proposed Transaction.

     If approved, when do you expect the Proposed Transaction to be completed?

     The Proposed Transaction is subject to certain conditions that must be satisfied prior to its consummation. These conditions are set forth below in the section entitled “Required Governmental Approvals, Notices and Filing.” Once these conditions have been satisfied, the Proposed Transaction will be completed.

     Who is entitled to vote?

     Holders of record of shares of the capital stock of Grupo TMM who have obtained their admission cards by January 7, 2005 (the “record date”) pursuant to our By-Laws, are entitled to vote at the Meeting.

     Please be aware that only citizens of Mexico may hold shares of the capital stock of Grupo TMM. Grupo TMM has American Depositary Shares (“ADRs”) listed and traded on the New York Stock Exchange (“NYSE”). ADRs are securities which grant to their holders rights over certificados de participación ordinarios (“CPOs”), issued by Nacional Financiera, SNC (the “CPO Trustee”), as trustee of the Neutral Investment Master Trust, organized by the Federal

Government in November 1989 to facilitate the access of foreign investment to the capital stock of regulated Mexican corporations (the “Master Trust”). CPOs are credit instruments that differ from the shares of the capital stock of Grupo TMM in that they only confer to their holders an economic interest in the shares. CPOs have been issued by the CPO Trustee in a proportion of one CPO for one share of the capital stock of Grupo TMM. Under the terms of the Master Trust, voting rights of the shares of the capital stock of Grupo TMM held by the CPO Trustee under such Master Trust will always be exercised by the CPO Trustee by voting with the majority of the shares represented at the shareholders’ meeting. As of December 20, 2004, the CPO Trustee held 48,463,766 shares of the capital stock of Grupo TMM pursuant to the information provided by S.D. Indeval, S.A. de C.V, Institución para el Depósito de Valores         .

     Holders of ADRs or CPOs, as the case may be, will not receive any proxy in connection with the Meeting since they do not have the right to attend. They will only have at their disposal the information made public by the Company through this Information Statement and other public filings.

     How do I vote?

     You may vote directly by personally attending the Meeting or by appointing an appropriate representative to vote on your behalf. Neither the directors nor the statutory auditors of Grupo TMM may represent you.

     The Secretary of the Company will make proxies available (formularios) to you at the offices of Grupo TMM which contain specific blank spaces for your voting instructions or granting a representative the right to vote at his discretion.

     If you hold your shares directly, you are required to deposit your share certificates with a depositary institution in Mexico or abroad at least two days in advance of the Meeting. You must provide us with a certification from the corresponding depositary institution indicating your name, the amount of shares deposited, the number of the stock certificates representing such shares, the date of the Meeting an undertaking that such shares will remain with such depositary institution until after the Meeting is adjourned. You will be provided with an admission card prior to the Meeting upon delivery to the Secretary of the Company of such certification from the corresponding depositary institution.

     Alternatively, if your shares are held in book-entry form through brokerage houses, you are required to request a deposit certification from your brokerage house representative. Upon presentation of the deposit certification, an admission card will be provided to you by the Secretary of Grupo TMM at the offices of Grupo TMM prior to the Meeting.

     Please be aware that pursuant to applicable law, there is no restriction or limitation on the exercise of your voting rights at the Meeting.

     What is the number of votes required to approve the agenda of the Meeting?

     The favorable vote of the majority of Shareholders present at the Meeting is required in order to approve the Proposed Transaction and the Transaction Documents, and at least half of the capital stock of Grupo TMM needs to be represented at a first call. As of the record date, members of the Serrano family beneficially owned 7,990,852 shares of the capital stock of Grupo TMM entitled to vote at the meeting. (excluding shares held in the form of CPOs). The attendance at the Meeting of a representative of the CPO Trustee and of the members of the Serrano family will constitute a quorum.

     Whom do I call if I have questions about the Meeting or the Proposed Transaction?

     You may call Mr. Juan Fernández Galeazzi, our Finance and Treasury Director, or Mr. Brad Skinner, of our Shareholders Relations Department, at the phone numbers (52-55) 5629-8866, Ext. 3900, or (203) 247-2420, respectively.

THE PROPOSED TRANSACTION

     This Information Statement summarizes the material terms of the principal Transaction Documents proposed to be entered into in connection with the Proposed Transaction. The principal Transaction Documents are:

(i)	The Amended Acquisition Agreement;

(ii)	The Stockholders’ Agreement;

(iii)	The Voting Agreement

(iv)	The Registration Rights Agreement;

(v)	The Consulting Agreement;

(vi)	The Marketing and Services Agreement;

(vii)	The Container Agreement; and

(viii)	The RoadRailers Agreement.

     This part of the Information Statement is intended as a summary of the principal provisions of the Transaction Documents. This summary is not a substitute for a careful review of the terms of the various agreements and a full discussion of any issues. Copies of the Transaction Documents are available to you at the executive offices of Grupo TMM. Capitalized terms used herein but not defined herein have the meanings ascribed to them in the Amended Acquisition Agreement, which is available on the World Wide Web at www.sec.gov.

The Amended Acquisition Agreement

Transaction Structure

     The acquisition of the shares of Grupo TFM by KCS is structured as a sale of all of the outstanding shares of capital stock of Grupo TFM owned by MM to a subsidiary of KCS (the “Acquisition”). The Acquisition will be completed through a multi-step process. All of the transactions will occur essentially simultaneously on the closing date. After the completion of the multiple steps, KCS will own all of the outstanding shares of Grupo TFM which are currently owned by MM.

Purchase Price

     Under the Amended Acquisition Agreement, as consideration for the purchase and upon consummation of the transactions contemplated thereby, MM will receive: (i) $200 million in cash; (ii) 18,000,000 shares of Common Stock of KCS (the “Common Stock”); (iii) promissory notes in a principal amount of $47,000,000 (the “Indemnity Escrow Notes”), which will be deposited into an escrow account (the “Indemnity Escrow”) and will be available to satisfy certain indemnity claims by KCS; and (iv) at the later to occur of the closing date and the date on which the Final Resolution of the VAT Claim and Put (as defined in the Amended Acquisition Agreement) (the “VAT/Put Settlement Date”) occurs, KCS will pay to MM an amount equal to $110,000,000, less:

•	any amount in cash required to be paid to the Mexican government to effect the Final Resolution of the VAT Claim and Put net of any cash payments received by KCS, TFM or affiliates from any such agency related to the Final Resolution of the VAT Claim and Put, less

•	the value of any net operating loss carry-forwards (“NOL Value”) (23% of the amount of any net operating losses which are relinquished to the Mexican Government by TFM without any other value); less

•	67% of the face amount of any other tax credits under Mexican law which TFM or any of its affiliates is required to relinquish to the Mexican government without any value received in exchange therefore (other than the value resulting from the Final Resolution of the VAT Claim and Put), to obtain the Final Resolution of the VAT Claim and Put; less

•	any taxes incurred with respect to the Final Resolution of the VAT Claim and Put which are not offset by the NOL Value or the other tax credits referred to in the immediately preceding bullet point; less

•	contingency fees (“Contingency Fees”) in an amount of $3,000,000 (but not any portion of the ongoing legal fees and expenses) to the extent they are required to be paid by Grupo TFM or any Grupo TFM subsidiary in connection with the successful resolution of the VAT Claim and the PUT (the “VAT Contingency Payment”).

     The VAT Contingency Payment will be paid as follows: (i) $35,000,000 in cash, (ii) $35,000,000 in shares of Common Stock, and (iii) $40,000,000 that will be deposited into an escrow account to provide security for certain tax indemnities described below. The shares of Common Stock will be valued at the volume-weighted average closing price (“VWAP”) of the Common Stock for the 20 trading days immediately preceding the later of closing or the announcement of the VAT/Put Settlement Date.

     In addition, at the closing, all inter-company accounts payable between Grupo TMM and its affiliates, on the one hand, and Grupo TFM and its subsidiaries, on the other hand, will be settled as either a net reduction to or increase in, as the case may be, the cash portion of the purchase price. Finally, Grupo TMM will assume responsibility for payments to be made regarding certain legal services in connection with TFM’s claim against the Mexican Treasury for the refund of a VAT payment not covered by the Contingency Fees.

Closing Escrow

     Pursuant to the Amended Acquisition Agreement the parties established an escrow account at the signing of the Amended Acquisition Agreement (the “Closing Escrow”). The Closing Escrow is intended to provide greater certainty to both parties that the Proposed Transaction will close by providing that substantially all of the consideration and other documents to be delivered at the closing will be executed and deposited with The Bank of Nova Scotia Trust Company of New York, as escrow agent, at the time of the signing of the Amended Acquisition Agreement. The escrow agreement will provide that the consideration held in the Closing Escrow will not be released to KCS or Grupo TMM until (i) the escrow agent receives a joint instruction from the parties, (ii) all of the conditions to closing have been satisfied, or (iii)

the Amended Acquisition Agreement has been terminated in accordance with its terms. In the event of any dispute between the parties, the escrow agent will continue to hold the consideration and documents deposited in escrow until it receives an order from a court or arbitration panel directing the escrow agent how to proceed.

     In particular, MM deposited into the Closing Escrow the shares of Grupo TFM owned by it and to be sold pursuant to the Amended Acquisition Agreement; an executed copy of the subscription agreement described in the Amended Acquisition Agreement the “Subscription Agreement”; certain releases of KCS executives; release resolutions adopted by the TMM Board and the Boards of Directors of certain affiliates of Grupo TMM; dismissals by Sellers of claims arising out of the Original Acquisition Agreement and certain management disputes; certain resolutions adopted by the Board of Directors of Grupo TFM that revoked powers of attorney and granted new powers of attorney.

     KCS and/or KCS Sub deposited into the Closing Escrow the cash consideration payable under the Amended Acquisition Agreement; the shares of KCS Common Stock payable under the Amended Acquisition Agreement; the KCS Sub Note described in the Amended Acquisition Agreement; a stock certificate representing 100 shares of the common stock of KCS Sub; an executed copy of the Subscription Agreement; an executed certificate of merger for the merger of KCS Sub with and into KCS; releases relating to certain claims arising out of the Original Acquisition Agreement, Grupo TFM Group management disputes, and litigation representation; release resolutions adopted by the respective Boards of Directors of KCS and certain of its affiliates; dismissals by KCS and certain of its affiliates of the claims arising out of the Original Acquisition Agreement and certain management disputes; revoked powers of attorney; and new powers of attorney.

Indemnity Escrow

     At the closing, promissory notes in the aggregate principal amount of $47,000,000 will be deposited in an escrow account (the “Indemnity Escrow”) to cover claims by KCS against any of the Sellers relating to breaches of the representations or warranties under the Amended Acquisition Agreement by the Sellers. All such claims will (i) be subject to arbitration between the parties and (ii) have recourse exclusively to the amount of the Indemnity Escrow. Notwithstanding the foregoing, KCS may bring no more than two arbitration proceedings relating to all such claims and no such proceeding may be initiated after April 1, 2007. In addition, claims arising out of alleged breaches of the representations and warranties in the Amended Acquisition Agreement concerning certain matters, including tax matters and certain losses (“Losses”) described in the Amended Acquisition Agreement will not be subject to the $47,000,000 cap.

     On April 1, 2007, KCS shall notify Grupo TMM whether they shall pay the Indemnity Escrow amount in cash or equity. On June 1, 2007 any proceeds in the Indemnity Escrow will be released to Grupo TMM, provided, that if there are unresolved claims which were initiated prior to April 1, 2007 still pending on June 1, 2007, then an amount of the promissory note equal to the amount of such unresolved claims will be retained in the Indemnity Escrow until such claims are resolved. Arbitration in connection with this paragraph will be held in accordance with the arbitration rules of the American Arbitration Association and will be conducted in Delaware, with New York law to apply to the Amended Acquisition Agreement and the other principal documents.

Put Obligation and the VAT Award

     The Amended Acquisition Agreement also addresses two other significant economic value issues for the Company: the Put obligation and TFM’s pending VAT Claim.

     Indemnification for Put Purchase Price. Twenty-percent (20%) of the capital stock of TFM is held by the Government of Mexico. Under agreements entered into in connection with the privatization of the railroad owned by TFM, Grupo TFM would be obligated to purchase the shares held by the Mexican Government (the “Put”) once the Mexican Government complies with the process established in the agreements to effectuate the Put, and it is judicially determined that the Mexican Government has effectively and appropriately exercised the Put. The purchase price is fixed pursuant to a formula set forth in the agreements and is estimated to be in excess of $450 million. In the event that the Mexican Government, once all requirements and conditions established in the agreements to effectuate the Put are complied with, effectively exercised the Put and Grupo TFM does not purchase the shares, each of the Company and KCS is jointly and severally liable to make the repurchase. Pursuant to existing agreements between the Company and KCS, the Company and KCS have agreed to indemnify other for its respective share of the purchase price for the TFM shares if either one is obligated to make purchase the Put shares independently. Under the Amended Acquisition Agreement, KCS is required to assume this obligation, to hold the Company harmless from any liability to make the payment and to indemnify the Company from any losses incurred as a result of the Mexican Government seeking payment from the Company.

     There are certain legal proceedings initiated by Grupo TFM against the Mexican Government in connection with the Put that are still pending.

     Additional Purchase Price on Successful Resolution of the VAT Claim. TFM’s VAT Claim is pending before the Mexican courts. The amount of the claim, adjusted for inflation and together with accrued interest and other amounts to which the Company believes it is entitled, is in excess of $1.0 billion.

     Grupo TMM and KCS have jointly prepared a proposal for settlement of the pending VAT Claim and the Put and have submitted the proposal to the Mexican Government for review. The proposal contemplates, in general terms, that Grupo TFM acquires the shares of TFM subject to the Put on a basis that effectively swaps the VAT Claim for the Put obligations, which could result in the surrender of certain net operating losses of TFM (the “VAT/Put Settlement”). KCS will have the right to control the settlement of the VAT Claim and the negotiations related to the Put. Not later than 180 days after the VAT/Put Settlement Date, KCS will pay to TMM the VAT Contingency Payment (as provided above).

Tax and Accounting Treatment

     For tax purposes, the Acquisition will be treated as a sale. The transaction has been structured in such a way that the Company and its Mexican tax advisors believe that the Company will not recognize a gain on the completion of the Proposed Transaction. To the extent that the shares received in the Proposed Transaction are subsequently sold, the Company would have a taxable gain to the extent that the sale price exceeded its tax basis in the shares. Following the closing, the results of Grupo TFM, including TFM, will no longer be included in the Company’s consolidated financial statements for either tax or accounting purposes.

Representations and Warranties

     The Amended Acquisition Agreement contains a number of representations and warranties typical for transactions of this type. You are directed to examine the Amended Acquisition Agreement if you wish to consider the representations and warranties in detail.

Covenants and Agreements of the Parties

     The Amended Acquisition Agreement contains a number of agreements of both parties primarily relating to actions necessary to effect the closing and other customary matters. These matters include agreements of the parties to use their commercially reasonable efforts to obtain all necessary regulatory approvals, to hold their respective stockholder meetings and recommend approval of the Proposed Transaction to their stockholders, to maintain the confidentiality of information and to use their respective commercially reasonable efforts to complete the Proposed Transaction. In addition, Grupo TFM covenants to provide access to information and operate its business in the ordinary course. KCS, however, is not required by the Amended Acquisition Agreement to make covenants that parallel those discussed in the preceding sentence.

     In addition, KCS and the Company have agreed to the following “standstill” or “no-shop” provisions:

1	The Company has agreed to cease all negotiations or discussions with respect to an alternative transaction involving the sale of all or a substantial portion of the assets of, or an equity interest in, TMMH, MM or their subsidiaries or any change of control of the Company if the person acquiring control of the Company is a competitor, and not to solicit, initiate, or participate in any further discussions regarding an alternative transaction.

2	KCS has agreed to similar restrictions with respect to any proposed acquisition of all or a substantial portion of the assets of, or a controlling interest in, KCS or the Kansas City Southern Railroad Company.

Interim Governance Arrangements

     The Amended Acquisition Agreement also contains provisions that require the Company to conduct the business of Grupo TFM in the ordinary course during the period between signing and closing. These provisions place a number of specific restrictions on Grupo TFM’s operations, which provide that the Company may not cause or permit Grupo TFM or its subsidiaries, including TFM to, among other things:

1	Amend their charters, merge with another person, effect any stock split or reclassification or issue, declare dividends or reacquire any shares of capital stock (other than as provided below) without the consent of KCS;

2	Incur additional indebtedness in excess of $10 million in the aggregate at any time outstanding;

3	Sell, lease or abandon property other than in the ordinary course of business and in any event not in excess of $1 million in the aggregate;

4	Enter into agreements or transactions with affiliates (other than existing disclosed arrangements), adopt new benefit plans or modify existing plans, increase salary for, or hire any new person for, a management position other than in the ordinary course of business; and

5	Make capital expenditures other than in accordance with the current approved budget.

     In addition, the Amended Acquisition Agreement provides that at the time of execution, the by-laws of Grupo TFM and TFM will be amended to require (i) that any actions to be taken by the Grupo TFM or TFM boards of directors (including the grant or revocation of any powers of attorney) will require the affirmative vote of at least 5 directors (6, in the case of TFM if the Mexican Government exercises its right to elect a director of TFM); and (ii) that a quorum for any action by the Grupo TFM or TFM boards of directors will be 5. Any action to amend these provisions would require the vote of both Grupo TMM and KCS. In addition, at the time the Amended Acquisition Agreement is executed, Messrs. José Vicente Corta Fernández and Iker Ignacio Arriola Peñalosa are to be appointed, respectively, Secretary and Alternate Secretary (Prosecretario) of the board of directors of Grupo TFM and of the board of directors of TFM (replacing Romualdo Segovia and Jose Manuel Munoz Arteaga), and (B) José Manuel Rincón Gallardo Purón and Javier Garcia Sabate, are to be appointed, respectively, as Examiners (Comisarios propietarios), and Mario Fernández Dávalos and Carlos Mendez Rodriguez are to be appointed, respectively, as “Alternate Examiners” (Comisarios suplentes), of Grupo TFM and TFM. The effect of these provisions is to give KCS a veto over any actions requiring Board approval at Grupo TFM or TFM.

     Furthermore, the Amended Acquisition Agreement provides that at the time of execution, KCS will have the right to create a transition management team to facilitate the transition to ownership of the Grupo TFM Group by KCS at closing. KCS will have the right to designate up to six persons who will serve as transition managers (the “Transition Managers”) from signing until the Proposed Transaction closes or is terminated according to the terms of the Amended Acquisition Agreement and whose salaries and expenses will be borne by KCS. The management of Grupo TFM and TFM will cooperate fully with the Transition Managers. Notwithstanding the foregoing, the Transition Managers will function only as observers with respect to the preceding and will not have the authority to control or direct the actions of TFM or Grupo TFM or any of their respective directors, officers, employees, agents, or representatives.

Stockholder Approvals

     In accordance with Mexican law, we are submitting the Amended Acquisition Agreement to our shareholders for approval at a meeting to be held on January 11, 2005. Unlike the Original Acquisition Agreement, the Amended Acquisition Agreement provides that holders representing a sufficient number of shares of Series A Shares will enter into a Voting Trust Agreement to ensure that the approval is obtained. The Amended Acquisition Agreement also requires that the TMM Board hold a meeting to seek approval and recommend the Proposed Transaction, which was held on November 30, 2004. The Amended Acquisition Agreement also provides that Grupo TMM will obtain the approval of the shareholders of MM and TMMH to the Acquisition immediately following receipt of such stockholder approval from Grupo TMM.

     Approval of the Acquisition and the related transactions by KCS’s stockholders requires the approval of the holders of a majority of the outstanding shares of KCS’s Common Stock and Preferred Stock, voting together as a single class. The Amended Acquisition Agreement provides that the KCS Board will recommend approval of the Proposed Transaction to its stockholders, subject to certain “fiduciary out” provisions that allow it to modify or withdraw its recommendation in the event that the KCS Board is advised by counsel that, because of a third party proposal made after the Amended Acquisition Agreement is entered into, the continued recommendation of the Proposed Transaction would be a breach of the KCS Board’s fiduciary duties to its stockholders. If the KCS Board withdraws its recommendation of the Proposed Transaction and the KCS stockholders do not approve the Proposed Transaction, the Company will be entitled to receive a termination fee as described under “Termination and Termination Fee.”

Required Governmental Approvals, Notices and Filing

     The completion of the Proposed Transaction will require the following approvals by, filings with or notifications to, United States and Mexican governmental agencies:

1	Filings and antitrust clearance by the United States Department of Justice under the Hart-Scott-Rodino Act (“HSR”) (which had previously been obtained but expired on June 30, 2004);

2	Approval of the Mexican Foreign Investments Commission (which has been obtained);

3	Clearance by the Mexican Competition Commission (which has been obtained)

4	Notice to the Mexican Ministry of Communications and Transportation;

5	Filings with the NYSE; and

6	Filing of and clearance of a proxy statement for KCS’s stockholder meeting to be held to vote on the Acquisition under the United States securities laws.

     The HSR filings were made on December 22, 2004, and it is expected that the other filings described above will be made as soon as possible. KCS has agreed to file its proxy statement with the SEC within 60 days of the date of the Amended Acquisition Agreement.

Suspension and Discontinuation of Litigation; Releases

     KCS and Grupo TMM agreed to suspend all pending litigation and arbitration proceedings and will not, prior to the closing, initiate any further proceedings other than as necessary in the opinion of their counsel to avoid dismissal or adverse ruling or to preserve or exercise rights arising under Amended Acquisition Agreement, before any court, arbitral panel, regulatory body or other agency or body which, directly or indirectly, is based upon or arises out of, in whole or in part, the Original Acquisition Agreement or the transactions referred to therein (collectively, “Acquisition Agreement Claims”) or any claim or allegation (other than the Authority Litigation, as defined below) with respect to actions taken or meetings held prior to the date of the Amended Acquisition Agreement by, or in their capacity as, the directors, officers, employees, shareholders or agents of Grupo TMM, or any Subsidiary of Grupo TMM, including Grupo TFM and TFM (collectively, “Management Claims”). If the Amended Acquisition Agreement is terminated, then the Acquisition Agreement Claims and the Management Claims may be reinstated, except that (i) if the Amended Acquisition Agreement is terminated as a result of the failure to obtain the approval of the KCS stockholders, then the Acquisition Agreement Claims (but not the Management Claims) will be dismissed and may not be reinstated, and (ii) if the Amended Acquisition Agreement is terminated by mutual consent of Grupo TMM and KCS, then both the Acquisition Agreement Claims and the Management Claims will be dismissed and may not be reinstated.

     On the closing date, the Acquisition Agreement Claims and the Management Claims will be dismissed with prejudice. Each party will make all filings necessary, and will take all steps reasonably requested by the other parties, to effect the above described dismissals on the date of such termination or as soon thereafter as possible, with each party to bear its own costs and expenses.

     Within ten days after the date of the Amended Acquisition Agreement, the parties will cause their respective litigation counsel to inform the American Arbitration Association of the suspension of pending arbitration proceedings (the “Arbitration”). The Arbitration will be held in abeyance, but not dismissed or terminated, until the closing date. Immediately following closing or, if the Amended Acquisition Agreement is terminated as a result of the failure to obtain the approval of the KCS stockholders, immediately following such termination, the parties will cause their respective litigation counsel to request that the Arbitration be terminated and will take all other action necessary to have the Arbitration terminated as promptly as possible, with the parties to bear their own costs and expenses.

     On the date of the Amended Acquisition Agreement, KCS and Grupo TMM, each on behalf of itself and its controlled affiliates, entered into releases of representatives of the Company, Grupo TFM and TFM, and of KCS (the “Releases”), which were deposited in the Closing Escrow immediately following execution of the Amended Acquisition Agreement. The Releases will become effective on the closing date and be released from the Closing Escrow to the parties entitled to receive them at the closing in accordance with the terms of the Closing Escrow Agreement; provided, that if the Amended Acquisition Agreement is terminated on a basis which requires dismissal of the Acquisition Agreement Claims and Management Claims, then, at the effective time of such termination, the Releases relating to the claims to be dismissed will become effective and be released from the Closing Escrow to the parties entitled to receive them.

     Within ten days after execution of the Amended Acquisition Agreement, each party will cause its litigation counsel to jointly file briefs with the litigation counsel of the other party before any relevant authority to suspend, except for claims made with respect to certain actions taken at a meeting of the TFM Board of Directors (the “Authority Litigation”), any pending civil litigation either as a pre-judgment measure (medida cautelar) or as an Ordinary Commercial Proceeding as described in the “Mexican Litigation List” attached to the Amended Acquisition Agreement. Upon closing the parties will cause their respective litigation counsels to jointly request that, except for the Authority Litigation, the proceedings described in the “Mexican Litigation List” be terminated, with the parties to bear their own costs and expenses.

     Except for the Authority Litigation, each party agrees to suspend after admission and before service any lawsuit filed by such party before the execution of the Amended Acquisition Agreement and not yet admitted and/or served on the defendant(s) so long as such suspension does not imply the loss of any proceeding rights such as the filing of any deadline brief.

     Since the “Amparo” proceedings in Mexico are not subject to suspension by agreement of the parties, the parties acknowledge the right of each party to file any briefs or legal devices, such as “queja”, “reclamación” or “revisión,” in order to preserve its rights against any Amparo resolution or any decree or resolution entered into in any Amparo proceeding related to the proceedings described in the “Mexican Litigation List,” and the parties acknowledge the right of the party to file a new Amparo complaint only: (i) against resolutions adopted before the parties filed the suspension briefs after the execution of the Amended Acquisition Agreement, and (ii) against those resolutions entered into after the execution of the Amended Acquisition Agreement so long as: (x) they are the consequence of the accomplishment of an Amparo resolution, or (y) they are entered into in any appeal related to any proceeding listed in the “Mexican Litigation List.”

     With respect to the Authority Litigation, KCS will grant releases to certain specified persons identified in an exhibit to the Amended Acquisition Agreement (the “Authority Litigation

Releases”), which will be independent of the Releases. The Authority Litigation Releases will become effective and be released from the Closing Escrow to the parties entitled to receive them at the closing in accordance with the terms of the Closing Escrow Agreement.

     Grupo TMM will deliver to KCS at the closing, a full and complete release, in the form attached to the Amended Acquisition Agreement (the “Legal Representation Release”), of Grupo TFM, TFM and their respective subsidiaries of any and all claims for fees or expenses of legal counsel with respect to certain specific legal proceedings, other than with respect to certain specified ongoing legal matters for which such legal counsel has been engaged (the “Ongoing Litigation Matters”).

Conditions

     Under the Amended Acquisition Agreement, the Acquisition is subject to a number of conditions, as described below, most of which are substantially similar to the conditions contained in the Original Acquisition Agreement. In general, these conditions are not unusual for transactions of this type.

     Mutual Conditions. The obligations of either party to complete the Acquisition is subject to the satisfaction or waiver prior to the closing of customary conditions, including:

1	The absence of any injunction prohibiting the Proposed Transaction;

2	Receipt of all required government approvals and the absence of conditions that would have a material adverse effect on the parties;

3	Listing of the shares to be issued on the NYSE; and

4	The release resolutions, the Releases, the litigation dismissals, the Ancillary Agreements described in the Amended Acquisition Agreement and the Consulting Agreement will be eligible for release from the Closing Escrow, subject only to the occurrence of the closing.

     The Company’s Conditions. The obligation of the Company to complete the Acquisition is subject to the satisfaction of each of the following conditions, any of which may be waived by the Company:

1	No breach by KCS of its representations or warranties or the covenants required to be performed by KCS;

2	Delivery of KCS officers’ certificates;

3	No event or combination of events that, individually or in the aggregate, will (or would reasonably be expected to) prevent KCS from performing any of its material post-closing obligations;

4	Receipt by Grupo TMM of copies of all consents, approvals, authorizations, qualifications and orders of all Governmental Authorities and all other Persons party to Contracts with any member of the Grupo TFM Group that are required in respect of the transactions to be consummated at the Closing, other than those that if not obtained would not individually or in the aggregate reasonably be expected to have a Grupo TFM material adverse effect or a KCS material adverse effect; and

5	No KCS material adverse effect.

     KCS’s Conditions. The obligation of KCS to complete the Acquisition is subject to the satisfaction of each of the following conditions, any of which may be waived by KCS:

•	No breach by the Company of its representations or warranties or the covenants required to be performed by the Company;

•	Delivery of Grupo TMM officers’ certificates;

•	No event or combination of events that, individually or in the aggregate, will (or would reasonably be expected to) prevent any of the Sellers from performing any of its material post-closing obligations;

•	Receipt by KCS of copies of all consents, approvals, authorizations, qualifications and orders of all Governmental Authorities and all other Persons party to Contracts with any member of the Grupo TFM Group that are required in respect of the transactions to be consummated at the Closing, other than those that if not obtained would not individually or in the aggregate reasonably be expected to have a Grupo TFM material adverse effect or a KCS material adverse effect

•	No Grupo TFM material adverse effect;

•	Approval of the Acquisition by the stockholders of KCS;

•	No pending bankruptcy or insolvency proceedings against the Company, TMMH, MM, Grupo TFM or TFM; and

•	The Legal Representation Release shall have been duly executed and delivered to KCS.

Termination and Termination Fee

     The Amended Acquisition Agreement may be terminated by the parties, inter alia, as follows:

1	By either party if there is a final non-appealable order of a government agency permanently restraining or prohibiting the Proposed Transaction or imposing conditions;

2	By either party if the conditions to its obligations become incapable of being fulfilled;

3	By either party if the closing does not occur by December 31, 2005; and

4	By either party if the other party experiences a change of control.

     If the Amended Acquisition Agreement is terminated in the following circumstances, a termination fee of $18 million will be paid to the other party as follows:

1	In the event of termination due to a change of control of the other party, the party experiencing the change of control is required to pay the termination fee to the other party; and

2	In the event of a termination due to the failure of the stockholders of KCS or Grupo TMM to approve the Acquisition, the party whose stockholders did not approve the Acquisition will pay the fee to the other party, but only if the board of directors of the party whose stockholders failed to approve the Acquisition failed to recommend or withdrew their recommendation that the stockholders approve the Acquisition.

Indemnification

     The Amended Acquisition Agreement contemplates that the Company will indemnify KCS against:

(i)	Claims for breaches of representations and warranties (limited to 51% of all Losses to the extent that the 51% of such Losses exceeds $5 million, and not including claims for amounts that, individually, are $50,000 or less);

(ii)	Losses resulting from actions by or on behalf of a released person that (y) constitute fraud or a criminal act equivalent to a felony in the jurisdiction where the act occurred, or (z) occurred during the period between April 20, 2003 and the date of the Amended Acquisition Agreement and was subject to KCS authorization under the Original Acquisition Agreement (other than actions that are the subject of the Acquisition Agreement Claims, the Management Claims or the Authority Litigation) which was not received, and resulted in the aggregate in at least $1 million in harm to Grupo TFM or its subsidiaries;

(iii)	Penalties and other termination payments aggregating more than $1 million required to be paid by Grupo TFM or its subsidiaries to terminate any undisclosed contract which is terminated prior to the eighteen month anniversary of the closing date (subject to certain notice and negotiation rights of Sellers);

(iv)	Breaches by Grupo TMM or its affiliates in the performance of any Continuing Affiliate Agreement during the two year period following the closing date; and

(v)	Claims brought against any KCS Indemnitee in connection with the Legal Representation Release.

     Any claim against Sellers for indemnification for Losses, except for those relating to tax matters and the matters described in sub-clauses (ii), (iii), (iv) and (v) of this paragraph, will be satisfied exclusively out of, and the maximum aggregate liability of all the Sellers for such Losses will be limited to, the assets held in the Indemnity Escrow; provided, any claim against Sellers for indemnification for other Losses may, at the election of KCS, be satisfied from assets remaining in the Indemnity Escrow. Any claim for indemnification against the assets in the Indemnity Escrow, unless Grupo TMM elects not to contest such claim, will be made by KCS by instituting arbitration proceedings in accordance with the dispute resolution procedures described in the Amended Acquisition Agreement. KCS may bring no more than 2 arbitration proceedings relating to all such claims and no such proceeding may be initiated after April 1, 2007.

     KCS will indemnify the Company against all Losses arising out of any breach of any of KCS’s representations or warranties or the breach by KCS of any of its covenants or agreements, but only if and to the extent that all such Losses exceed $10 million; provided, however, that, unlike the Acquisition Agreement, the Amended Acquisition Agreement provides that KCS will not indemnify the Company for claims in amounts that, individually, are $50,000 or less.

Tax Indemnification

     The Amended Acquisition Agreement also contemplates that Sellers will, jointly and severally, indemnify and hold each of the KCS Indemnitees harmless from and against 51% of all taxes and associated penalties, interest and similar charges of Grupo TFM and its subsidiaries relating to periods ending prior to the closing date which become payable following the closing date and which exceed the amounts set forth on the tax returns and reports filed by Grupo TFM or its affiliates for such periods. As discussed above, Sellers’ indemnification obligations will not be limited to the assets held in the Indemnity Escrow.

     KCS will indemnify and hold Sellers harmless from and against all taxes of Grupo TFM and its subsidiaries for periods beginning after the closing date, as to which Sellers have no indemnification obligations to the KCS Indemnitees. The Amended Acquisition Agreement establishes an specific procedure for the resolution of these tax contingencies.

Governing Law; Dispute Resolution

     Disputes between the parties that cannot be resolved through negotiation among executives of both parties are to be subject to arbitration in New York using the American Arbitration Association rules and Delaware law. Any matters not finally resolved through arbitration, or pursuit of equitable remedies are to be litigated in New York or federal courts in New York.

Stockholders’ Agreement

     In connection with the shares to be received as part of the consideration for the Acquisition, the Company and certain of its Subsidiaries and principal stockholders (the “Stockholder Parties”) entered into a Stockholders’ Agreement with KCS that contains provisions which restrict certain transfers of the shares, restrict certain activities aimed at influencing the control and management of KCS by the Company and obligate KCS to assist in a transaction to distribute the shares to the Company’s stockholders, as more fully described below.

Transfer Restrictions

     Transfers to Competitors. Until the earlier to occur of the passage of seven years from the closing or the date when the Stockholder Parties hold less than 15% of the outstanding voting securities of KCS (such earlier date, the “ROFR Date”), the Shares of KCS received by the Company may not be transferred to a “Competitor.” This restriction includes indirect transfers through the transfer to a Competitor of control of the Company or another holder of the shares. After the ROFR Date, KCS will have a right of first refusal to purchase any shares proposed to be transferred to a Competitor. The right of first refusal is exercisable within 10 days after it receives notice of the proposed transfer as to all, but not less than all, of the shares proposed to be transferred at a price per share equal to the purchase price proposed to be paid by the Competitor. If KCS exercises its right of first refusal, it must pay the purchase price in cash within 60 days after notice of the proposed sale. If KCS does not exercise its right of first refusal the Company is free to sell the shares to the Competitor on terms no more favorable than those offered to KCS at any time during the period of 120 days after the expiration of the 10-day notice period to KCS.

     Sales to Certain Other Persons. The Company may not sell shares representing more than 5% of the outstanding voting securities of KCS to any other person other than a person who is eligible to file ownership reports on Form 13G under the U.S. securities laws (generally an investment company, mutual fund and other institutional investors that are passive investors and have no intention of influencing the management of the KCS successor entity). Sales in excess of 5% to a 13G filer are also subject to a right of first refusal on the same terms as sales to a Competitor. In any event, the Company and its affiliates may not sell shares to any person who, after the sale, would beneficially own more than 15% of the voting securities of KCS.

     Pledges. The Company may pledge the shares, so long as the pledgee agrees that, upon any foreclosure, KCS will have a right of first refusal to purchase the shares for their fair market value, measured as the average closing price on the NYSE for the 5 trading days preceding notice of the foreclosure.

     Termination. Other than with respect to the right of first refusal upon transfers to Competitors (which survives indefinitely), the transfer restrictions will terminate upon the earlier of (i) a change of control of KCS and (ii) the first day the Company and its affiliates cease to own at least 15% of the outstanding voting securities of KCS for at least 30 consecutive days.

Standstill Provisions

     The Company and the other parties to the Stockholders’ Agreement may not, without the consent of KCS, directly or indirectly, either alone or as part of a “group” or in concert with others, take any of the following actions:

1	Acquire or agree to acquire (other than pursuant to the Amended Acquisition Agreement, the Consulting Agreement, or the Stockholders’ Agreement) beneficial ownership of any voting securities (or any direct or indirect rights or options to acquire (through purchase, exchange, conversion or otherwise) beneficial ownership of any voting securities), if after any such acquisition, such persons and their affiliates would beneficially own aggregate outstanding voting securities representing more than 20% of the total voting power;

2	Publicly announce any proposed business combination by the parties to the Stockholders’ Agreement or any group of which they are a part involving KCS or a substantial portion of its assets;

3	Solicit proxies for any matter, call any special meeting of stockholders, propose any matter for submission to stockholders or grant a proxy to any person not approved by KCS;

4	Initiate or participate in negotiations with third parties regarding any of these matters or take any action that would require KCS to publicly disclose any of these matters;

5	Publicly request that KCS amend or waive the standstill provisions; or

6	Otherwise seek to control or materially influence the management, board of directors or policies of KCS.

     In addition, if the Company or the other parties to the Stockholders’ Agreement receives any serious inquiry regarding any of these matters, including any inquiry from a Competitor, it is required to notify the KCS Board promptly. The standstill restrictions will terminate on the earlier of (i) a change of control of KCS and (ii) the first day the Company and its affiliates cease to own at least 15% of the outstanding voting securities of KCS for at least 30 consecutive days.

Pre-Emptive Rights

     The Company will have the right to purchase additional shares of Common Stock in the event that KCS issues any shares of Common Stock or options, warrants or convertible securities of KCS in order to maintain its percentage interest in KCS. The right will not apply to options issued under employee benefit plans adopted by the KCS Board. The pre-emptive rights shall terminate on the third anniversary of the Closing.

Termination

     The Stockholders’ Agreement will terminate (other than with respect to the right of first refusal in connection with sales to a Competitor) on the earliest to occur of the first day the Company and its affiliates cease to own at least 40% of the shares initially acquired by the Company.

Cooperation on Distributions

     KCS is required to reasonably cooperate with the Company in connection with any distribution of the KCS Common Stock owned by the Company or its subsidiaries to the Company’s shareholders. In particular, KCS is obligated to effect a merger of a newly formed company that holds the shares in order to carry out the distribution, subject to certain indemnification obligations by the Company. The Company’s Mexican tax advisors believe that such a transaction could be effected in a manner which is tax free to the shareholders of the Company.

Voting Agreement

     Concurrently with the signing of the Amended Acquisition Agreement, certain stockholders of Grupo TMM representing, in the aggregate, sufficient shares to approve the Amended Acquisition Agreement (including Sr. Jose Serrano, Sr. Ramon Serrano and Sra. Teresa Serrano), amended an existing trust agreement and entered into a new voting trust arrangement under which they irrevocably agreed to vote their shares for the approval of the Amended Acquisition Agreement and any other actions necessary to complete the Proposed Transaction and against any transaction that would prevent the completion of the Proposed Transaction. As a result of the execution of the Voting Agreement, the vote of those Shareholders is irrevocably assured.

Registration Rights Agreement

     KCS entered into a Registration Rights Agreement with the Company and certain of its affiliates pursuant to which it agreed to register under the U.S. securities laws the shares to be issued to the Company in connection with the Proposed Transaction. Under the Registration Rights Agreement, the Company has the right to demand that KCS file and have declared effective a total of six registration statements. The requests for registration may be made at any time after the six-month anniversary of the closing. One of the registrations may be a shelf registration that is required to be kept effective for a period of at least one year. Any of the registrations may be underwritten registrations and the Company has the right to select the underwriter, subject to the reasonable approval of KCS. In addition, the Company has unlimited piggy-back rights, subject to customary cut-back rights. The obligation of KCS to file any registration statement or to maintain its effectiveness is subject to typical holdback, delay and deferral provisions. KCS is required to pay all costs associated with the registration of the shares, but not any indemnity fees or commissions.

Consulting Agreement

     Jose F. Serrano International Business, S.A. de C.V. (the “Consultant”) a consulting company organized by Sr. Jose Serrano entered into a Consulting Agreement with KCS pursuant to which it will provide consulting services to KCS in connection with the portion of the business of KCS conducted in Mexico (with particular focus on the maintenance, fostering and promotion of a positive relationship between KCS and Mexican Government officials) for a period of three years. Consulting services will be provided exclusively in Mexico. As consideration for the services, the Consultant will receive an annual fee of $3,000,000 per year for a period of three years. The Consultant will be entitled to receive an additional fee of $9,000,000 in cash payable on the later of (i) the Effective Date, as defined in the Consulting Agreement (assuming the Final Resolution of the VAT Claim and Put occurs prior to closing), and (ii) the one hundred eightieth (180th) day following the Final Resolution of the VAT Claim and Put. KCS may elect to pay all or a portion of this additional fee in shares of KCS common stock valued at the Volume Weighted Price.

     The Consulting Agreement provides for an annual review of whether Consultant has met its conditions for payment each year. The annual fee will not be paid if the independent members of the Board (“the Non-Management Directors”) reasonably determine in good faith prior to the applicable payment date that during the preceding one-year period the Consultant or Mr. Serrano failed to comply in one or more material respects with the terms of the Consulting Agreement. The Non-Management Directors must give written notice setting forth in reasonable detail the actions which the Non-Management Directors believe constitute failure to meet the requirements of the Consulting Agreement. The Consultant would then have a period of 10 business days in which to cure the stated failure.

Marketing Arrangements

     The parties and their affiliates entered into three marketing arrangements in connection with the Acquisition. KCS entered into a Marketing Agreement with the Company under which the Company and its affiliates enjoy (i) “most favored nations” treatment on services provided by KCS and its subsidiaries, including TFM if the Acquisition is consummated, (ii) a right to provide certain logistics services if KCS determines to outsource any of its intermodal terminals, and (iii) a right to bid for all other transportation related services outsourced by KCS. TFM entered into 2 marketing agreements with TMM Logistics. Under the first such agreement, the RoadRailers Agreement, TMM Logistics has the exclusive right to provide RoadRailer services to KCS and its subsidiaries within Mexico. Under the second such agreement, the Container Agreement, TMM Logistics has the exclusive right to provide certain cargo transportation services to KCS in Mexico. Each of the above-referenced marketing arrangements has an initial term of 5 years and will automatically renew for additional one-year periods unless either party gives notice of termination prior to any such renewal.

CERTAIN INFORMATION REGARDING KCS

     The information concerning KCS contained in this Information Statement has been taken from or based upon publicly available documents and records on file with the SEC and other public sources and is qualified in its entirety by reference thereto. Neither Grupo TMM nor any of its officers, directors, agents or employees can take responsibility for the accuracy or completeness of the information contained in such documents and records or for any failure by KCS to disclose events which may have occurred or may affect the significance or accuracy of any such information but which are unknown to Grupo TMM or any of its officers, directors, agents or employees.

     KCS’ Business and Operations

     According to KCS’ Annual Report on Form 10-K for the year ended December 31, 2003 (the “KCS 10-K”), KCS is a Delaware corporation that was initially organized in 1962. In 2002, KCS formally changed its name to Kansas City Southern. The principal executive offices of KCS are located at 427 W, 12 th Street, Kansas City, Missouri 64105 and its telephone number is (816) 983-1303. According to the KCS 10-K, KCS, along with its subsidiaries and affiliates, owns and operates a North American rail network focused on the growing north/south freight corridor that connects key commercial and industrial markets in the central United States with major industrial cities in Mexico. KCS’ principal subsidiary, KCSR, which was founded in 1887, is one of seven Class I railroads in the United States. KCS’ rail network (KCSR, TFM and Tex Mex) is comprised of approximately 6,000 miles of main and branch lines. Through a strategic alliance with Canadian National Railway Company (“CN”) and Illinois Central Corporation (“IC”) (together “CN/IC”), KCS has access to a contiguous rail network of approximately 25,000 miles of main and branch lines connecting Canada, the United States and Mexico. KCS’ rail network links directly to major trading centers in Mexico through Tex-Mex and TFM.

     KCS’ rail network is further expanded through its strategic alliance with CN/IC and marketing agreements with Norfolk Southern Railway Company (“Norfolk Southern”), The Burlington Northern and Santa Fe Railway Company (“BNSF”) and the Iowa, Chicago & Eastern Railroad Corporation (“IC&E” — formerly I&M Rail Link, LLC). The CN/IC alliance connects Canadian markets with major Midwestern and Southern markets in the United States as well as with major markets in Mexico through KCRS’s connections with Tex-Mex and TFM.

     Marketing agreements with Norfolk Southern allow KCS to capitalize on its east/west route from Meridian, Mississippi to Dallas, Texas to gain incremental traffic volume between the southeast and the southwest. KCSR’s marketing agreement with IC&E provides access to Minneapolis, Minnesota and Chicago and to originations of corn and other grain in Iowa, Minnesota and Illinois.

     KCS also owns 50% of the common stock (or a 42% equity interest) of PCRC, which holds the concession to operate a 47-mile coast-to-coast railroad located adjacent to the Panama Canal. The railroad handles containers in freight service across the isthmus. Panarail, a wholly owned subsidiary of PCRC, operates a commuter and tourist railway service over the lines of the Panama Canal Railway. Passenger service commenced during the third quarter of 2001 and freight service started during the fourth quarter of 2001.

     Sale of Mexrail

     On August 16, 2004, Grupo TMM and Kansas City Southern announced an agreement for

TFM to sell to KCS, Mexrail, Inc. (“Mexrail”) shares representing a 51% ownership of Mexrail for approximately $32.7 million. The sale closed on such date. As part of the agreement, KCS will repay to TFM on or before January 1, 2005, certain advances from TFM in an amount of approximately $9 million and will pay to Grupo TMM at the closing outstanding payables of approximately $400,000.

     The sale was made on terms substantially similar to those previously agreed to by the parties in April of 2003. Mexrail wholly owns The Texas-Mexican Railway Company (“Tex-Mex”), a U.S. based short-line railroad that connects The Kansas City Southern Railway Company (“KCSR”) with TFM.

     Under the agreement, KCS has an exclusive option to purchase the remaining 49% of Mexrail through October 31, 2005, and an absolute obligation to purchase those shares on or before October 31, 2005. KCS agrees to comply with all prior rulings of the Surface Transportation Board (“STB”) concerning the international bridge between Laredo and Nuevo Laredo (the “Bridge”), and to operate the Bridge under the terms of the applicable bridge agreements and protocols.

     KCS’s acquisition of control of Tex-Mex was subject to the approval of the STB. On November 29, 2004, the STB approved KCS’s application filed on May 14, 2003 for authority to control Tex-Mex and the U.S. portion of the International Rail Bridge at Laredo, Texas (“Laredo Bridge”). This action finalized KCS’ effort to obtain control of these assets. The decision becomes effective and will be made final as of December 29, 2004.

     Principal Officers of KCS

     The principal officers of KCS are elected annually by its Board of Directors. All of KCS’ principal officers have executed employment agreements with KCS. According to KCS 10-K for the year ended December 31, 2003, the principal officers of KCS are as follows:

1	Michael R. Haverty, 59: Chairman of the Board, President and Chief Executive Officer.

2	(*) Gerald K. Davies, 59: Executive Vice President and Chief Operating Officer.

3	Ronald G. Russ, 49: Executive Vice President and Chief Financial Officer.

4	Jerry W. Heavin, 52: Senior Vice President — Operations of KCSR.

5	Larry O. Stevenson, 40: Senior Vice President — Sales and Marketing of KCSR.

6	Warren K. Erdman, 45: Vice President — Corporate Affairs.

7	Paul J. Weyandt, 51: Vice President and Treasurer.

8	Mark W. Osterberg, 53: Vice President and Comptroller.

9	Jay M. Nadlman, 43: Associate General Counsel and Corporate Secretary.

(*) Gerald K. Davies will retire from KCS at the end of 2004. Mr. Davies will continue with KCS after his retirement on a consulting basis. KCS is currently in the process of searching for a senior executive candidate to manage all U.S. rail operations and expects to have the position filed around year’s end.

     Additional Information on KCS.

     KCS is subject to the informational requirements of the United States Securities Exchange Act of 1934, as amended (the “Exchange Act”) and in accordance therewith files periodic reports, proxy statements and other information with the SEC relating to its business, financial condition and other matters. KCS is required to disclose in such proxy statements certain information, as of particular dates, concerning its directors and officers, their remuneration, stock options granted to them, the principal holders of KCS’ securities and any material interest of such persons in transactions with KCS. Such reports, proxy statements and other information may be inspected at the public reference facilities maintained by the SEC at Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549; or at the SEC’s public reference rooms in New York, New York or Chicago, Illinois. Copies of such material can also be obtained at prescribed rates from the Public Reference Section of the SEC at Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549, or free of charge at the website maintained by the SEC at http://www.sec.gov.

     KCS’ Capital Stock Structure

     The authorized capital stock of KCS consists of 400,000,000 shares of Common Stock, $.01 par value per share, 840,000 shares of Preferred Stock, $25 par value per share (“KCS Preferred Stock”) and 2,000,000 shares of New Series Preferred Stock, $1.00 par value per share (“New Series Preferred Stock”). As of March 31, 2004, there were (i) 62,641,294 shares of KCS Common Stock, 242,170 shares of KCS Preferred Stock and 400,000 shares of 4.25% Redeemable Cumulative Convertible Perpetual Preferred Stock, Series C, issued and outstanding, (ii) 4,730,485 shares of KCS Common Stock reserved for issuance pursuant to options granted pursuant to the KCS Stock Option Plan, and (iii) 13,389,120 shares of KCS Common Stock reserved for issuance upon conversion of the 4.25% Redeemable Cumulative Convertible Perpetual Preferred Stock, Series C.

PRICE RANGE OF THE SHARES OF GRUPO TMM AND KCS

     Price Range per share of Grupo TMM

     The following tables show, for the indicated periods, the price ranges of the highest and lowest price of the shares of Grupo TMM, its closing price and volume at the Mexican Stock Exchange and the New York Stock Exchange (“NYSE”). The Series “L” shares were reclassified as of September 13, 2002, and the indicated quotations, for such series of shares, are up to the last day in which they were listed and traded (September 12, 2002). As of December 24, 2004, Grupo TMM had 56,963,137 outstanding shares.

Mexican Stock Exchange
Series “A” Shares
Quotation Key: TMM A
(Prices in Pesos)

Date	Close	Volume	High	Low
2001	93.50	5,070,000	123.85	47.30
2002	56.90	715,000	106.00	51.60
2003	48.00	427,500	55.00	16.61

Date	Close	Volume	High	Low
2001:
First Quarter	105.00	546,700	105.00	81.00
Second Quarter	106.00	10,700	123.85	105.00
Third Quarter	47.30	5,500	63.00	47.30
Fourth Quarter	93.50	4,507,100	94.00	53.32
2002:
First Quarter	95.50	45,400	95.50	75.00
Second Quarter	73.00	201,400	106.70	70.00
Third Quarter	64.20	224,100	72.00	56.00
Fourth Quarter	56.90	244,100	75.00	51.60
2003:
First Quarter	45.00	49,500	56.90	33.50
Second Quarter	20.74	59,100	45.00	16.61
Third Quarter	39.15	125,500	40.00	23.50
Fourth Quarter	48.00	193,400	48.00	35.00
2004:
First Quarter	33.00	192,900	47.50	33.00
Second Quarter	30.00	36,000	30.00	28.70
Third Quarter	27.00	161,600	30.50	25.00

Date	Close	Volume	High	Low
June 30, 2004	30.00	34,900	30.00	28.70
July 31,2004 (1)	30.00	0	30.00	30.00
August 31, 2004	28.00	100	28.00	28.00
September 30, 2004	26.00	18,600	30.50	25.00
October 31, 2004	27.00	143,000	28.41	26.01
November 30, 2004	39.90	25,700	39.90	27.00

(1)	Series “A” shares did not trade during July 2004.

Mexican Stock Exchange
Series “L” Shares
Quotation Key: TMM L
(Prices in Pesos)

Date	Close	Volume	High	Low
2000	101.00	1,423,000	103.00	39.00
2001	93.20	137,000	128.38	48.80
2002(1)	61.12	135,700	106.40	56.00

(1)	Series “L” quoted until September 12, 2002, due to the reclassification of shares of the Company.

Date	Close	Volume	High	Low
2000
First Quarter	51.00	1,338,000	51.50	39.00
Second Quarter	45.00	36,000	45.70	45.00
Third Quarter	76.00	38,000	78.00	48.55
Fourth Quarter	101.00	11,000	103.00	88.00
2001
First Quarter	110.00	46,300	116.00	105.00
Second Quarter	128.38	2,000	128.38	124.10
Third Quarter	49.00	43,500	66.00	48.80
Fourth Quarter	93.20	45,200	93.20	53.88
2002
First Quarter	95.00	52,600	95.00	75.00
Second Quarter	69.94	79,300	106.40	69.94
(1)Third Quarter	61.12	3,800	66.30	56.00

(1)	Series “L” quoted until September 12, 2002, due to the reclassification of shares of the Company.

Source: Infosel Financiero

NYSE
ADRs referred to CPOs
Quotation Key: TMM
(Prices in Dollars)

Date	Close	Volume	High	Low
2001	9.60	19,138,200	13.60	4.00
2002	5.15	13,344,800	11.23	4.60
2003	4.24	22,792,300	5.43	1.45

Date	Close	Volume	High	Low
2001:
First Quarter	10.61	3,982,800	11.08	9.25
Second Quarter	11.10	2,827,600	13.60	10.50
Third Quarter	5.35	9,316,300	10.90	4.00
Fourth Quarter	9.60	3,011,500	10.18	5.30
2002:
First Quarter	8.05	2,887,000	9.75	7.55
Second Quarter	6.90	3,388,600	11.23	6.50
Third Quarter	6.11	2,524,000	7.25	4.95
Fourth Quarter	5.15	4,545,200	7.70	4.60
2003:
First Quarter	3.93	2,507,600	5.43	2.83
Second Quarter	2.20	8,755,000	4.34	2.85
Third Quarter	3.12	5,197,700	3.80	2.82
Fourth Quarter	4.24	6,332,000	4.39	3.13
2004:
First Quarter	2.77	7,140,700	4.56	2.74
Second Quarter	2.45	4,300,000	3.23	2.40
Third Quarter	2.37	8,025,200	2.76	1.85

Date	Close	Volume	High	Low
June 30, 2004	2.45	1,643,000	3.00	2.40
July 31,2004	2.03	2,785,900	2.52	1.85
August 31, 2004	2.50	938,700	2.61	1.95
September 30, 2004	2.37	4,360,600	2.76	1.99
October 31, 2004	2.45	1,495,800	2.71	2.20
November 30, 2004	3.49	2,893,800	3.65	2.35

NYSE
ADRs referred to Series “L” Shares of TMM
Quotation Key: TMM/L
(Prices in Dollars)

Date	Close	Volume	High	Low
2000	11.00	8,099,200	11.13	4.50
2001	9.80	11,974,900	13.95	4.61
2002(1)	6.00	3,144,800	11.50	4.95

(1)	Series “L” quoted until September 12, 2002, due to the reclassification of shares of the Company.

Date	Close	Volume	High	Low
2000
First Quarter	5.25	2,503,200	6.00	4.69
Second Quarter	5.31	1,609,400	5.75	4.50
Third Quarter	8.44	2,152,600	8.63	5.00
Fourth Quarter	11.00	1,933,800	11.13	8.19
2001:
First Quarter	11.94	2,826,000	13.90	10.63
Second Quarter	11.98	1,313,700	13.95	11.90
Third Quarter	5.55	4,701,800	11.88	4.61
Fourth Quarter	9.80	3,133,400	10.45	5.45
2002:
First Quarter	11.20	1,300,700	11.25	7.60
Second Quarter	6.91	1,495,800	11.50	6.75
Third Quarter (1)	6.00	347,300	7.23	4.95

(1)	Series “L” quoted until September 12, 2002, due to the reclassification of shares of the Company.

Source: NYSE-Price History Composite

     Price Range of KCS’ Shares

     The following charts show, for the indicated periods, the price ranges of the highest and lowest price of the KCS Common Stock, its closing price and volume at the NYSE. On July 12, 2000, KCS completed the split of its financial division (Stillwell) and each shareholder received 2 shares of the capital stock of Stillwell for each share of KCS owned by them. Also, on such date the shareholders of KCS approved a reclassification of the capital stock of KCS (reverse split) in a proportion of one new share for each two old shares. The number of shares of KCS outstanding after these events was 55,749,947. The historic price range contained in the following charts has been adjusted by the source (Bloomberg) to reflect the price that the share of KCS would have had if Stillwell had not been part of its assets.

NYSE
Quotation Key: KSU
(Prices in Dollars)

Date	Close	Volume	High	Low
2001	14.13	85,523,000	16.75	9.50
2002	12.00	63,614,100	17.35	12.00
2003	14.32	126,106,585	14.81	10.75

Date	Close	Volume	High	Low
2001
First Quarter	14.20	31,050,400	15.11	9.50
Second Quarter	15.80	31,659,500	16.75	12.25
Third Quarter	12.00	12,435,700	15.50	10.70
Fourth Quarter	14.13	10,377,000	15.04	10.95
2002
First Quarter	15.94	11,954,300	15.99	12.75
Second Quarter	17.00	15,237,000	17.00	14.96
Third Quarter	12.40	18,639,400	17.35	12.40
Fourth Quarter	12.00	17,783,400	15.00	12.00
2003
First Quarter	11.23	18,018,400	12.75	10.80
Second Quarter	12.03	44,889,400	12.76	10.83
Third Quarter	11.07	34,646,800	13.30	10.75
Fourth Quarter	14.32	28,551,985	14.81	11.00
2004
First Quarter	13.90	23,754,800	15.27	13.39
Second Quarter	15.50	22,632,500	15.50	12.67
Third Quarter	15.17	21,349,200	15.43	13.46

Date	Close	Volume	High	Low
June 30, 2004	15.50	8,673,300	15.50	13.41
July 31, 2004	14.62	7,150,900	15.43	14.17
August 31, 2004	15.00	5,918,100	15.09	13.46
September 30, 2004	15.17	8,280,200	15.19	14.47
October 31, 2004	16.95	6,559,600	16.95	15.45
November 30, 2004	17.01	9,561,200	17.01	16.41

Source: Bloomberg

RELEVANT EVENTS
AND
RISK FACTORS RELATING TO THE PROPOSED TRANSACTION

     The Board of Directors of Grupo TMM, in compliance with its fiduciary obligations to the Shareholders, is obliged to inform you of the following events which we deem relevant for you to be aware of and to discuss at the Meeting. We advise you of these developments so that you are in a position to exercise your voting rights in an informed manner, with all relevant information available and known to us at your disposal. We will keep you apprised of any additional information which we deem relevant that emerges between now and the Meeting.

Background

     Grupo TMM’s Position with Respect to the Put

The management of Grupo TMM, based on the advice of its legal counsel, maintains the following position with respect to the Put:

(a) In compliance with the general guidelines for private investment in the Mexican Railroad System, as published in the Official Gazette of the Federation on November 13, 1995, it was the Federal Government’s intent to retain 20% of the shares of TFM’s capital stock (the “Put Shares”) in order to sell them by means of a public offering on the Mexican Stock Exchange upon (i) the registration of the shares with the National Securities Registry and (ii) the receipt of the authorization of the National Banking and Securities Commission;

(b) In fact, on August 5, 1996, in accordance with the purposes set forth in paragraph (a) above, the Inter-Secretariat Divestiture Commission (Comisión Intersecretarial de Desincorporación), at its incumbent level and in the presence of the Secretary of the Ministry of Transport and Communication (SCT), resolved to approve the bidding process and basis for the sale of TFM, thereby establishing “the condition for purchasers to be obligated to purchase the proportion of shares that are not placed on the Mexican Stock Exchange (BMV), at the initial price offered, plus the corresponding interest.” Such resolution was ratified in the call for the sale of shares of the capital stock of TFM published in the Official Gazette of the Federation on August 9, 1996.

(c) Consequently, clauses 23, 24, 25, and 26 of the stock purchase agreement, dated January 31, 1997, by and between the Federal Government and Grupo TFM, among others, regarding 80% of TFM’s capital stock (the “Privatization Agreement”), provided:

1	Grupo TFM has the obligation to agree on the necessary resolutions so that, jointly with the Federal Government, it could carry out the necessary steps and procedures in order to obtain the registration and authorization referred to in item (a) above;

2	Grupo TFM has the obligation to cause TFM to take all the actions, agreements and resolutions reasonably necessary, and to provide the Federal Government with all the reasonably required information and documentation, in order to achieve the Federal Government’s objective, as detailed in item (a) above. In addition, Grupo TMM is restricted from hindering or preventing this purpose in anyway whatsoever;

3	Grupo TMM and TFM both have the obligation to, upon forming an intention to place TFM’s shares in national or international stock markets, provide notice to the Federal Government about such determination prior to such placement in order to assure that the basis, terms and conditions of said placement are agreeable to the Federal Government and to avoid any negative effects or conflict with the Federal Government’s objectives; and

4	Grupo TFM has the obligation to acquire within a 24-month period the shares that for any reason whatsoever the Federal Government does not sell, in accordance with the preceding agreements, at the price resulting from applying to the original purchase price for the shares of the First Package (80% of TFM’s capital stock) the exchange percentage in investment units (UDIs) published by Banco de Mexico from the date on which the Privatization Agreement was executed to the date on which the shares of the Second Package (the Put Shares) are paid, which payment is to be made within 60 calendar days following the date on which the SCT provides notice about the number of shares that, under this clause (clause 26), Grupo TFM is obligated to acquire. In this connection, said clause established with respect to the relevant shares a unilateral promise on the part of Grupo TFM to buy and a unilateral promise on the part of the Federal Government to sell.

     The above provisions were amended by means of an agreement, dated June 9, 1997, in which the 24-month term for placing the Put Shares was extended to 81 months and the minimum price for said placement was set as the price agreed upon in clause 26 of the Privatization Agreement. These revisions were made in order to preclude a “premature placement of TFM’s shares on the stock market that could result in said shares being traded at a price below their real value...”

(d) The impossibility to comply with the procedure set forth in the Privatization Agreement derives, fundamentally, from the fact that the Mexican Government has refused to acknowledge the right that TFM has with respect to the VAT Claim, which refusal has caused the growth of the amount to be reimbursed. This, in turn, has prevented TFM’s realization of an asset of substantial value, making it impossible to correctly value the shares of TFM’s capital stock. Consequently, the placement of said shares on the stock market, at their real value, which is an essential element of the procedure agreed upon with the Federal Government, remains impossible.

     As of the date hereof, there are certain judicial proceedings initiated by and against Grupo TFM and its affiliates (including the Company) with respect to the Put.

     VAT Claim

     The management of the Company, based on the advice of its legal counsel, maintains the following position with respect to the VAT Claim:

As of August 9, 1996, the Federal Government, through the SCT, published a tender (the “Bid”) for the acquisition of shares representing 80% of the capital sock of Ferrocarril del Noreste, S.A. de C.V. (today, TFM). As part of the bidding process, the Mexican Railroad System Restructuring Committee (the “Railroad Committee”) prepared and delivered to the participants a Prospectus, which is part of the basis for the Bid and contains TFM’s technical, operating and financial information concerning the effects of the Bid itself.

Under the terms of the Prospectus and the Bid, and with regard to the incorporation of the railroad company holding the concession title for the North-East Rail Line, the Federal Government took the following steps:

(a) It incorporated TFM with a minimum capital of Mx$50,000.00 prior to the submittal of offers;

(b) Afterwards, the Federal Government:

1	Sold to the company the tangible assets at their appraised value, which is the basis for their accounting and tax amortization or depreciation;

2	Granted TFM the corresponding concession title, provided that the purchase price for such concession title was:

o	A single payment based on the price offered for the shares of TFM that were the subject of the Bid, which payment serves as the basis for the accounting and tax amortization of the concession title, and

o	A use, possession and exploitation right amounting to a percentage of the gross income obtained there from.

3	In order to pay for the purchase price of the tangible assets and the concession title, TFM incurred debt in favor of the Federal Government.

(c) The Federal Government agreed to contribute to the capital of TFM the liabilities derived from the sale of the tangible fixed assets and the granting of the concession title, as indicated in the Prospectus and Note 8 to TFM’s Pro-forma Financial Statements as of July 31, 1996, which documents served as the basis for our determination of the offered price and winning bid. For this reason, the awarded group believed, without doubt, that the aggregate value of TFM’s assets included the right to a VAT reimbursement derived from the transactions referred to in item (b) above. The foregoing was made known to the Railroad Committee since January 30, 1997 (a day before the celebration of purchase agreement) and although said Railroad Committee determined without basis Grupo TFM’s and its shareholders position with respect to the VAT, it expressly acknowledged that “ ... the Committee takes note that you reserve your rights to initiate whatever proceeding you deem appropriate in order to submit your position on the subject of the VAT.”

     In connection with said equity contribution obligation of the Mexican Government, it is necessary to clarify that contrary to what was established in the Prospectus and the Pro Forma Financial Statements of TFM as of July 31, 1996 distributed in connection with TFM’s privatization, the Mexican Government contributed to the equity of TFM only part of the liabilities derived from the sale by the Mexican Government to TFM of the tangible assets and concession title, and maintained part of such liabilities unpaid by TFM, in the amount of $2,111 million pesos, lawful currency of Mexico. This unpaid liability should not exist on behalf of TFM from and after the date of the Bid award. The foregoing conclusion follows from the fact that the provisions of the proposed Privatization Agreement, the Pro Forma Financial Statements of TFM as of July 31, 1996 and the concession title, would prevail against any other information provided to participants during the bidding process. In addition, notwithstanding TFM requests of the Mexican Government through the SCT on more than 5 occasions, the SCT has refused to deliver to TFM the actual receipt or invoice evidencing the payment of the concession title and acquired assets.

     In fact, the transactions described in item (b) above gave rise to the corresponding Value Added Tax (“VAT”) as a liability of the SCT, which VAT right was “transferred” by the SCT to TFM under the applicable provisions of law. The amount of the VAT right so transferred created a VAT credit in favor of TFM. As of today, TFM has not collected on its VAT claim.

     In light of the fact that as of July 23, 1997 TFM had not obtained the reimbursement of its VAT claim, TFM requested again on such date the reimbursement it is owed. Due to the fact that the competent authority did not respond within the period of time afforded by law, after four months had lapsed from the date of such request, a ficta denial was applied against the TFM reimbursement request. Thus, on October 29 1997, TFM filed a motion to vacate the ficta denial of its reimbursement request in the original amount of MX$2,111,111,790.00 pesos, which amount we believe is to be indexed to inflation. Interest accrues on the indexed amount as provided by the Federal Fiscal Code of Mexico in effect in 1997. See “Recent Events- Vat Award”.

Dilution of the Company’s Stake in the capital stock of Grupo TFM during the Privatization Process

     With the VAT Claim unresolved, the Mexican Government, with the purpose of facilitating the completion of the privatization of TFM through Ferrocarriles Nacionales de México (“FNM”), agreed to contribute to Grupo TFM $198 million in exchange for limited voting shares representing approximately 24.6% of the capital stock of Grupo TFM (the “FNM Shares”).

     FNM granted to the original shareholders of Grupo TFM a call option on the FNM Shares at an exercise price equal to the original amount invested by FNM in Grupo TFM plus interest at an interest rate equal to specified United States treasury notes, to be capitalized semiannually.

     This investment of the Federal Government in Grupo TFM through FNM resulted in the dilution of our equity interest in Grupo TFM. That is, Grupo TMM was scheduled to have acquired an equity interest in TFM equal to 38.5% under its offer in the bid process for the acquisition of TFM, but such equity interest was reduced to approximately 30%. In addition, such FNM investment in Grupo TFM had the effect of negating the possibility that the Company might receive dividends to support its original investment in Grupo TFM and TFM.

     On July 2002, TFM acquired the FNM Shares for approximately $255 million dollars. TFM paid such amount to FNM and Nacional Financiera, S.N.C., as trustee of a certain trust named FERRONALESJUB (established by the Mexican Government for the benefit of the retired railroad employees), in proportion to their respective holdings at the time, with (i) the proceeds of the sale by TFM of new bonds in the amount of $180 million, (ii) the proceeds of the sale by TFM to the Mexican Government of a redundant portion of the railway “Morelos”, located between Hércules and Mariscala, near the city of Queretaro for an approximate amount of $80 million (which railway was subsequently delivered by the Mexican Government to Ferrocarril Mexicano, S.A. de C.V. (“Ferromex”) without, to the best of our knowledge, any amount being paid by Ferromex to the Mexican Government), and (iii) cash from the operations of TFM.

     Grupo TMM’s Debt Restructuring

     In an effort to restructure its 9½ percent Senior Notes due 2003 (the “2003 Notes”) and its 10¼ percent Senior Notes due 2006 (the “2006 Notes,” and collectively with the 2003 Notes, the “Old Notes”), the Company initiated negotiations with an ad hoc Bondholders Committee of a substantial portion of holders of the Old Notes. The Company and the Bondholders Committee agreed that the restructuring would be accomplished through a registered exchange offer of new senior secured notes (“New Secured Notes”) for the Old Notes, together with a consent solicitation and prepackaged plan solicitation. On June 23, 2004, Grupo TMM commenced its exchange offer for all of its outstanding Old Notes. On August 11, 2004, the Company successfully completed its debt restructuring, issuing New Secured Notes in an aggregate principal amount of $508,703,354. The issuance included New Secured Notes issued (i) in exchange for 96.5% of the principal amount of the 2003 Notes, (ii) in exchange for 98.6% of the principal amount of the 2006 Notes which were tendered and accepted in the exchange offer and (iii) to certain investors the proceeds of which were used to provide the Company with sufficient funds to complete the exchange offer and pay related fees and expenses.

     On August 11, 2004, the Company also repaid the principal amount of, and accrued unpaid interest on, the remaining 2003 Notes that were not tendered in the exchange offer, and deposited with the trustee sufficient funds to pay all of the accrued and unpaid interest on the 2006 Notes that were not tendered in the exchange offer. Also on August 11, 2004, in connection with the exchange offer, we completed a consent solicitation of the holders of 2006 Notes to effect amendments to the indenture governing the 2006 Notes, which eliminated substantially all of the restrictive covenants and certain events of default contained in the indenture governing the 2006 Notes.

     The New Secured Notes are senior obligations of TMM, are guaranteed by wholly-owned subsidiaries of TMM, and are secured by a lien on substantially all assets of Grupo TMM and such guarantors. The New Secured Notes will mature in three years with an option on the part of Grupo TMM to extend the New Secured Notes for one additional year upon payment of an extension fee. The New Secured Notes have a cash coupon of 10½% per annum, payable semi-annually, for the first three years. In addition, the Company may elect to pay a minimum of 2% per annum in cash interest and the balance through the issuance of additional New Secured Notes or Grupo TMM ADRs. If Grupo TMM elects to pay interest other than in cash, the total interest rate will initially be 12% per annum, increasing to 13% per annum in the third year. Grupo TMM will have the right to redeem up to $150 million of the New Secured Notes at 100% of the principal amount thereof and to redeem the balance of the New Secured Notes at 101% of the principal amount thereof. The New Secured Notes were offered for the Old Notes and will accrue interest thereon on a dollar-for-dollar basis. The Company paid a 5% incentive payment in additional New Secured Notes to those holders who tendered their Old Notes in the Exchange Offer.

     Execution of the Amended Acquisition Agreement with KCS

     The Amended Acquisition Agreement was executed by representatives of Grupo TMM on December 15, 2004. The TMM Board will exercise the voting rights of the shares of the capital stock of MM and TMMH in strict compliance with the resolutions adopted at the Meeting.

RECENT EVENTS

     Vat Award

     On January 19, 2004, the Mexican Treasury delivered to TFM, pursuant to an August 13, 2003 ruling of the Mexican Federal Tribunal of Fiscal and Administrative Justice (the “Fiscal Court”), a Special VAT Certificate representing the historical claim amount of 2,111,111,790 pesos, or approximately $195 million as of that date, but excluding additional amounts TFM seeks due to the effect of inflation and interest accrued on the original claim amount. On January 20, 2004, the Mexican Fiscal Administration Service (''Servicio de Administración Tributaria’’ or ''SAT’’) issued a decree prohibiting TFM from making use of the Special VAT Certificate, stating that the documents that support the acquisition of assets according to the privatization do not comply with applicable tax requirements. TFM has publicly stated it will oppose the SAT’s action through all possible legal means, and will continue its attempts to reclaim the additional amounts it seeks for inflation and accrued interest on the original claim amount.

     TFM subsequently presented a complaint before the upper chamber of the Fiscal Court. TFM has not yet received an official decision concerning this complaint, but has knowledge that the Fiscal Court voted against TFM’s request to compel the government to reissue its Special Certificate to include inflation and accrued interest. TFM intends to present to the federal Magistrates Court — the highest authority on legal matters in Mexico — all proper petitions and motions in support of its rights consistent with rulings issued by the federal Magistrates Court in the past year.

     On November 29, 2004, the Mexican Magistrates Court of the First District (the “Federal Court”) stated that it has found merit in the claim made by TFM regarding the form in which the Federal Treasury issued the Special VAT Certificate. Pursuant to this new resolution, the Federal Court confirmed that the Special VAT Certificate is to include indexation to inflation plus interest on the indexed amount, as prescribed by the Fiscal Code in effect in 1997.

CERTAIN RISKS OF THE PROPOSED TRANSACTION

Certain Payments to Grupo TMM may not be realized

     As stated in the section of this Information Statement entitled (“VAT Award”), the Shareholders should consider the possibility that, notwithstanding the fact that the Federal Court’s judgment favors TFM and that as a consequence of such judgment TFM should receive the aggregate amount of the VAT Claim, Grupo TMM may not receive the payments provided for in the Amended Acquisition Agreement even if the Transaction Documents and the Proposed Transaction are authorized by the Meeting.

Dilution of Grupo TMM’s stake in the capital stock of KCS

     In addition, in the event that KCS acquires the Put Shares as a result of the timely and correct exercise by the Mexican Government of the Put, which determination is pending judicial resolution, there is a possibility that, (i) in the event that KCS decides to finance the purchase price of the Put Shares with new debt, then the credit rating of KCS will be reduced by international credit rating agencies, or (ii) in the event that KCS decides to finance the purchase price of the Put Shares with equity, then the shares held by KCS’ shareholders including Grupo

TMM (and its shareholders), in the event that the Proposed Transaction is consummated, could be subject to substantial dilution.

The Value of the Investment of the Company in KCS’ shares will depend on KCS’s performance in the future

     In the event that the Proposed Transaction is completed, the primary asset of Grupo TMM will be the capital stock of KCS. The value of such stock will be determined by the success of the KCS business. We recommended that you read carefully the annual report of KCS for the fiscal year concluded on December 31, 2003, as well as all the other reports and information that KCS submits to the SEC in the United States. See “Where you can find more information.” In addition, since, if the Proposed Transaction is consummated, we would be a Mexican holding company whose primary asset would be publicly traded shares in KCS, it is possible that the value attributed to the shares held by us would be at a discount to the trading value of those shares. Finally, although we have certain rights to cause the registration of the KCS shares, significant sales of shares by us or by others would likely have a negative effect on the market price of the KCS shares.

KCS’ obligations under the Amended Acquisition Agreement are unsecured

     KCS’ payment obligations under the Amended Acquisition Agreement are unsecured obligations. KCS entered into a credit agreement with a syndicate of financial institutions, which is guaranteed by substantially all of the assets of KCS. As a result, in the event that the Proposed Transaction is consummated, the rights of the Company against KCS will be junior in priority to KCS’ payment obligations to the syndicate of financial institutions, which are parties to the referenced credit agreement.

Completion of the Proposed Transaction will increase the risk that the Company will be classified as an investment company

     Upon the closing of the Acquisition, a significant portion of the Company’s assets will consist of the shares of KCS received in the Acquisition. As a result, there will be an increased risk that the Company could be considered an “investment company” under the U.S. Investment Company Act of 1940 (the “Investment Company Act”). In general, if 40% or more of a company’s assets (other than cash) consist of “investment securities” and if the company has made or intends to make a public offering of its shares, the company will be considered an investment company, with certain limited exceptions. The shares of KCS proposed to be acquired as part of the Acquisition would be considered investment securities. The regulatory burdens to which investment companies are subject under the Investment Company Act make it extremely difficult for operating companies, especially foreign operating companies, to conduct business.

     If, pursuant to the discussion in the preceding paragraph, the Company were to become an investment company, several alternatives would be available to it. Firstly, it could acquire other assets that are not investment securities, dispose of a portion of the shares, or a combination thereof so that the Company is in compliance with the numerical requirements so as not to be considered an investment company. Until it is able to re-deploy assets to change its ratio of operating assets to investment securities in a manner that complies with the Investment Company Act, the Company could likely take advantage of the “transient investment company” provisions of the Investment Company Act which, if the requirements of those provisions are met, will provide the Company with a period of 12 months from the date of the Acquisition to take measures to ensure that it is not an investment company. Alternatively, the Company could seek an exemption from the SEC under the Investment Company Act, although it is unlikely the Company would be able to obtain any exemption.

     As a result of the foregoing, the Company will likely be required to take rapid and focused action to come into compliance with the Investment Company Act within the required time frame. Such action would also have to be done within the requirements of the Indenture for the Senior Notes due 2007 issued in connection with the recent restructuring, which places restrictions on the use of proceeds from certain asset sales. There is no assurance that the Company will be able to take the necessary steps to come into compliance with the Investment Company Act.

     Completion of the Proposed Transaction will increase the risk that the Company will be classified as a “passive foreign investment company”

     After the completion of the Acquisition, it is possible that the Company will be classified as a “passive foreign investment company” or “PFIC” for U.S. income tax purposes. As described in the Form F-4 for the recent exchange offer, if the Company is classified as a PFIC, holders of the Company’s ADRs or Series A Shares that are subject to United States income taxation will have significantly unfavorable United States income tax treatment of their investment in the Company.

WHERE YOU CAN FIND MORE INFORMATION

     We are subject to certain information requirements applicable under the provisions of the Mexican Securities Law (Ley del Mercado de Valores) and, in accordance therewith, file reports and other information with the Mexican Stock Exchange (Bolsa Mexicana de Valores, S.A. de C.V.). We are required to file annual reports and submit reports on events that are deemed relevant by applicable provisions of the Mexican Securities Law and the Mexican Stock Exchange Regulations (Reglamento Interior de la Bolsa Mexicana de Valores). These reports and other information can be inspected and copied at the Mexican Stock Exchange located at Avenida Paseo de la Reforma No. 255, Colonia Cuauhtémoc, 06500 México, Distrito Federal. The Mexican Stock Exchange maintains a website at www.bmv.com.mx that contains, among other things, reports and information statements and other information regarding registrants, including Grupo TMM, that make electronic filings with the Mexican Stock Exchange.

     In addition, we are subject to the information requirements applicable to foreign private issuers under the Securities Exchange Act of 1934, and, in accordance therewith, file reports and other information with the SEC. Grupo TMM and its subsidiaries Grupo TFM and TFM are required under said Exchange Act to file certain information including annual reports on Form 20-F and reports on Form 6-K with the SEC. These reports and other information can be inspected and copied at the SEC’s Public Reference Room located at 450 Fifth Street, N.W., Washington, DC 20549. You may obtain information about the Public Reference Room by calling the SEC at 1-800-SEC-0330. The SEC also maintains a website at www.sec.gov that contains reports, proxy and information statements, and other information regarding registrants, including Grupo TMM, that make electronic filings with the SEC using its EDGAR system.

     This Information Statement was prepared in compliance with, and according to, the general character dispositions established for securities issuers and other participants in the stock market, issued by the National Banking and Securities Commission and enacted by the Official Gazette dated as of March 19, 2003.

     The undersigned, under oath to tell the truth, declare that we prepared, in the scope of our respective functions, the information relating to Grupo TMM contained in this Information Statement and the information regarding the Meeting of the Company. This information, to the best of our knowledge, reasonably describes the Proposed Transaction and the risks that the Company faces therefrom. Also, to the best of our knowledge, no relevant information has been omitted from or inaccurately presented in this Information Statement. Nor, to the best of our knowledge, does this Information Statement contain information that could induce investor error.

Sincerely,

/s/ Javier Segovia Serrano	/s/ Juan Fernández Galeazzi	/s/ Horacio Reyes Guzmán
General Director	Finance and Treasury Director	Administrative and Planning Director

ANNEX

Un-Audited Pro forma Financial Statements of the Company

The following Grupo TMM’s un-audited pro forma Financial Information as of September 30, 2004 is based on the historical un-audited Financial Statements reported in the third quarter of 2004, including the following adjustments:

(1)	Pro forma adjustments to recognize the sale of our 51% voting interest in Grupo TFM to KCS, still subject to our Shareholders approval.

a	Elimination of Grupo TFM’s consolidated figures, of balances and operations for the nine months ended September 30, 2004.

b	Sale of our 51% voting interest in Grupo TFM.

c	According to the Amended Acquisition Agreement, the Company will receive $200 million in cash, $47 million in a two-year promissory note due June 2007 and 18 million shares of the capital stock of KCS valued at $305.1 million; considering $16.95 dollars as the price per share according to the market value of such shares at the close of December 14 2004.

d	Elimination of related assets of the Acquisition and sale of our 51% voting interest in Grupo TFM.

e	Represents the recognition of deferred income tax assets of: $15.7 millions as a result of the fiscal loss incurred in the sale of the TFM, $12.2 million from the elimination of expenses related to the sale, and $19.3 million for the elimination of fiscal losses.

f	Represents an expense provision that the Company incurred in, on the sale of its 51% voting interest in Grupo TFM to KCS.

g	Represents the elimination of KCS’s and the Mexican Government’s minority interest.

h	Elimination of the amortization of expenses related with the acquisition of TFM.

(2)	Pro forma adjustments to recognize the use of proceeds resulting from the sale of our 51% voting interest in Grupo TFM

a	Cash resulting from the finalized transactions mentioned in bullet (1), would be $200 million, and will be used to: cover all expenses related to the sale, to purchase the shares of TMM Multimodal, S.A. de C. V. owned by a subsidiary of General Motors Co. and to pay down debt

b	Cost reduction in financial expenses as a result of paying down debt

(3)	This Pro forma adjustment is related to reaching and Agreement with the Mexican Government in connection to the VAT claim and the PUT. The Company will receive a consideration of up to $110 million payable in a combination of cash and KCS common stock.

a	Represents $35 million of cash received from KCS, net of $26 million of expenses related with TFM’s VAT claim.

b	Represents $75 million in KCS common stock.

c	Deferred income tax assets as a result of incurred expenses in TFM’s VAT claim.

GRUPO TMM, S. A. AND SUBSIDIARIES
PRO FORMA CONSOLIDATED BALANCE SHEET
As of September 30, 2004
(Unaudited)
(amount in thousands of U.S. dollars)

		Sale of Railroad Division Adjustment (1)			Use proceeds		As Adjusted without	VAT -PUT
	Actual	(1.a.)	(1.b.)		(2)		VAT-PUT	(3)		As Adjusted
Current assets:
Cash and cash equivalents	$53,142	$(11,788)	$200,000	(1.c)	$(200,000	) (2.a)	$41,354	$9,000	(3.a)	$50,354
Restricted cash	6,821	—	—		—		6,821			6,821
Accounts receivable — Net	136,227	(96,566)	—		—		39,661	—		39,661
Related parties	9,674	(9,006)	—		—		668	—		668
Other accounts receivable	83,246	(39,532)	—		—		43,714	—		43,714
Taxes recoverable	76,721	(46,710)	—		—		30,011	—		30,011
Materials and supplies	28,552	(23,884)	—		—		4,668	—		4,668
Others current assets	27,176	(23,790)	—		—		3,386	—		3,386
Discontinued current assets	—	251,276	(251,276)		—		—	—		—

Total current assets	421,559	—	(51,276)		(200,000)		170,283	9,000		179,283
Log term account receivable	1,233	(1,233)	47,000	(1.c)	—		47,000	—		47,000
Concession rights and related assets	1,147,223	(1,142,172)	—		—		5,051	—		5,051
Property, machinery and equipment	634,572	(561,930)	(5,287	) (1.d)	—		67,355	—		67,355
Deferred costs and others assets	49,718	(4,969)	(28,420	) (1.d)	—		16,329	—		16,329
Equity investments	49,141	(34,706)	305,100	(1.c)	—		319,535	75,000	(3.b)	394,535
Deferred income taxes	185,899	(102,544)	47,160	(1.e)	2,553	(2.b)	133,068	8,580	(3.c)	141,648
Discontinued non-current assets	—	1,847,554	(1,847,554)		—		—	—		—

Total assets	$2,489,345	$—	$(1,533,277)		$(197,447)		$758,622	$92,580		$851,202

Liabilities and stockholders’ equity
Short term liabilities
Current portion of long-term debt	$66,733	$(65,350)	—		—		$1,383	—		$1,383
Suppliers	83,425	(62,321)	—		—		21,104	—		21,104
Interest payable	36,021	(26,500)	—		—		9,521	—		9,521
Other accounts payable and accrued expenses	159,431	(99,085)	$14,000	(1.f)	$(14,000	) (2.a)	60,346	—		60,346
Related parties	1,901	(1,901)	—		—		—	—		—
Obligations for sale of receivables	19,376	—	—		—		19,376	—		19,376
Discontinued current liabilities	—	255,157	(255,157)		—		—	—		—

Total short — term liabilities	366,887	—	(241,157)		(14,000)		111,730	—		111,730
Long — term debt	1,283,956	(818,769)	—		(140,257	) (2.a)	324,930	—		324,930
Dividends payable	9,800	—	—		—		9,800	—		9,800
Reserve for pensions and seniority premiums	9,882	(970)	—		—		8,912	—		8,912
Obligations for sale of receivables	54,399	—	—		—		54,399	—		54,399
Other long -term liabilities	30,141	(25,303)	—		—		4,838	—		4,838
Discontinued long — term liabilities	—	845,042	(845,042)		—		—	—		—

Total long — term liabilities	1,388,178	—	(845,042)		(140,257)		402,879	—		402,879

Total liabilities	1,755,065	—	(1,086,199)		(154,257)		514,609	—		514,609

Minority interest	691,376	(321,179)	(324,871	) (1.g)	(17,671	) (2.a)	27,656	—		27,656
Discontinued Minority interest	—	321,179	(321,179	) (1.g)	—		—	—		—

Stockholders’ equity
Capital stock	121,158	(608,257)	608,257		—		121,158	—		121,158
Accumulated (deficit) retained earnings	(60,497)	608,257	(409,285)		(25,519)		112,956	92,580		205,536
Initial accumulated translation loss	(17,757)	—	—		—		(17,757)	—		(17,757)

Total stockholders’ equity	42,904	—	198,972		(25,519)		216,357	92,580		308,937

Total liabilities and stockholders’ equity	$2,489,345	$—	$(1,533,277)		$(197,447)		$758,622	$92,580		$851,202

GRUPO TMM, S. A. AND SUBSIDIARIES
PRO FORMA CONSOLIDATED INCOME STATEMENT
For the Nine Months Ended September 30, 2004
(Unaudited)
(amount in thousands of U.S. dollars, except per share amounts)

		Sale of Railroad Division Adjustment (1)			Use proceeds
	Actual	(1.a.)	(1.b.)		(2)		As Adjusted
Transportation revenues	$696,945	$(513,725)	—		—		$183,220
Cost and operating expenses:
Cost and operating expenses	524,324	(352,540)	—		—		171,784
Depreciation and amortization	73,199	(65,236)	—		—		7,963

Total costs and operating expenses	597,523	(417,776)	—		—		179,747

Income on transportation	99,422	(95,949)	—		—		3,473
Other income (expense) — Net	12,597	8,302	$269	(1.h)	—		21,168

Interest income	839	(365)	—		—		474
Interest expense	(133,457)	84,293	259	(1.h)	$6,220	(2.b)	(42,685)
Exchange (loss) income — Net	(1,798)	1,804	—		—		6

Net comprehensive financing cost	(134,416)	85,732	259		6,220		(42,205)

(Loss) income before benefit for income taxes, minority interest and discontinued operations	(22,397)	(1,915)	528		6,220		(17,563)

Benefit (provision) for taxes	25,283	(15,537)	—		(1,839)	(2.b)	7,907

Income before minority interest and discontinued operations	2,886	(17,452)	528		4,381		(9,657)

Minority interest	(13,171)	10,441	2	(1.h)	—		(2,728)

(Loss) income before results from discontinuing business	(10,285)	(7,011)	531		4,381		(12,384)

Net gain from discontinued business	—	7,011	—		—		7,011

Net (Loss) income for the period	$(10,285)	$—	$531		$4,381		$(5,373)

(Loss) income before results from discontinuing business per share	(0.181)	(0.123)	0.009		0.077		(0.217)
Net gain from discontinued business per share	—	0.123	—		—		0.123
Net (Loss) income per share	(0.181)	—	0.009		0.077		(0.094)
Weighted average of shares outstanding (thousands) for the period	56,963						56,963